Inergy, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

March 12, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P.,

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 16, 2011

File No. 000-32453

Dear Ms. Ransom:

Set forth below are the responses of Inergy, L.P., a Delaware limited partnership ( the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 29, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, filed with the Commission on November 16, 2011, File No. 000-32453 (the “2011 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Sources of Capital, page 62

1.	Here or in an appropriate place in your Management’s Discussion and Analysis, please elaborate upon any trends associated with your increased indebtedness and reduced net cash flow from operations, with a view to supporting your statement that you believe you will be able to satisfy your liquidity needs in the future. In this regard, and as examples only, we note that the outstanding amounts under your Credit Agreement as of the end of your fiscal year have increased over the prior year and that you have been unable to generate sufficient cash to cover the total amount of distributions paid for the calendar year ending December 31, 2011.

Securities and Exchange Commission

March 12, 2012

Response: We respectfully acknowledge the Staff’s comment. During the fiscal year ended September 30, 2011, the significant trends that negatively impacted our net cash flow from operations included (i) continued customer conservation, which we believe resulted from the continued impact of the overall weak United States economic environment and record high propane prices that continued to increase during the fiscal year, (ii) volume declines from net customer losses primarily as a result of higher selling prices, and (iii) warmer weather in our South and Southeast areas of operations. Please see pages 48 and 51 of our 2011 Form 10-K where we generally discussed these trends.

As a result of our reduced net cash flows, we increased our borrowings under our revolving credit facility during the fiscal year. However, at the time of the filing of our 2011 Form 10-K, we expected an increase in our operating cash flows during the period of October through March, consistent with our historical results. Moreover, we had historically been able to pass on propane price increases to our customers. Accordingly, at the time of the filing of our 2011 Form 10-K, we believed that our anticipated cash flows from operations and the borrowing capacity under our revolving credit facility would be sufficient to meet our future liquidity needs.

After warmer than normal temperatures in the markets we served during the three-month period ended December 31, 2011, the trends discussed above continued to negatively impact our cash flow from operations. Please see page 32 of our 10-Q for the quarter ended December 31, 2011 (the “Form 10-Q”) where we discussed these trends as well as our inability during the quarter to pass along propane price increases to our customers. Please also see Note 12 to the Consolidated Financial Statements in the Form 10-Q where we stated that our management and board of directors were evaluating a reset of the quarterly distribution to a level that is supportable by the cash flow expected to be generated from our businesses in the near term. To the extent our cash flows from operating activities are not sufficient to finance our distributions, we may elect to reset our quarterly distribution or may be required to increase the borrowings under our revolving credit facility. In future filings, we will continue to elaborate on these matters as appropriate and necessary in addressing our future liquidity needs.

2.	In an appropriate place in this discussion, disclose your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K. In this regard, we note your reference to capital expansion projects with respect to your midstream operations, however, it is not clear to what extent your propane business contemplates such expenditures.

Response: We respectfully acknowledge the Staff’s comment. Our propane business did not have any firm purchase commitments associated with capital expenditures as of September 30, 2011. In future filings, we will clarify that we have disclosed all material commitments for capital expenditures for all of our business segments.

Securities and Exchange Commission

March 12, 2012

Description of Credit Facility, page 64

3.	We note that you disclose your ratio of total funded debt to consolidated EBITDA and your ratio of consolidated EBITDA to consolidated interest expense as of September 30, 2011. Please also disclose your ratio of senior secured funded debt to consolidated EBITDA as of September 30, 2011, with a view towards disclosing to investors how much room you have under each of the financial covenants disclosed on page 66 or tell us why you believe such disclosure is not appropriate.

Response: We respectfully acknowledge the Staff’s comment. In future filings, we will disclose our ratio of senior secured funded debt to consolidated EBITDA, which at September 30, 2011 was 0.95 to 1.0.

*****************

Securities and Exchange Commission

March 12, 2012

Inergy, L.P. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 816-842-8181 or Gillian Hobson of Vinson & Elkins at 713-758-3747.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile